UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: July 17, 2015

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:
KKR Series Trust

3.	Securities and Exchange Commission File No.:
811-22720

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒   Initial Application            ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

555 California Street, 50th Floor
San Francisco, California 94104

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael D. Barolsky, Esq.
U.S. Bancorp Funds Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202
(414) 765-5586

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

KKR Series Trust and KKR Credit Advisors (US) LLC (formerly KKR Asset Management LLC) 555 California Street, 50th Floor San Francisco, CA 94104 (415) 315-3620	U.S. Bancorp Fund Services, LLC 615 E. Michigan Street Milwaukee, WI 53202 (800) 241-9772

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☒     Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☒    Open-end            ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co.
1 Freedom Valley Drive
Oaks, PA 19456

Quasar Distributors, LLC
615 E. Michigan Street
Milwaukee, WI 53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):
Not Applicable.

(b)	Directors’ name(s) and address(es):
Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐    Yes             ☒    No
If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒    Yes             ☐    No
If Yes, state the date on which the board vote took place:
February 7, 2014
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐    Yes             ☒    No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
Shareholder approval was not required by the Registrant’s Declaration of Trust, the Investment Company Act of 1940, as amended, or applicable state law.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:
March 31, 2014

(b)	Were the distributions made on the basis of net assets?
☒    Yes             ☐    No

(c)	Were the distributions made pro rata based on share ownership?
☒    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?
☐    Yes             ☒    No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:
Not Applicable.
Has the fund issued senior securities?
☐    Yes             ☐    No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒    Yes            ☐    No
If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐    Yes             ☒    No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
☐    Yes            ☒    No
If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Not Applicable.

(b)	Why has the fund retained the remaining assets?
Not Applicable.

(c)	Will the remaining assets be invested in securities?
Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐    Yes             ☒    No
If yes,

(a)	Describe the type and amount of each debt or other liability:
Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i) - (iii) above): $0

(b)	How were those expenses allocated?
KKR Credit Advisors (US) LLC, investment adviser to KKR Series Trust, agreed to bear all expenses related to the liquidation. In no event will KKR Series Trust or its shareholders bear any liquidation expenses.

(c)	Who paid those expenses?
See 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?
Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐    Yes             ☒    No
If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐    Yes            ☒    No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐    Yes             ☒    No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not Applicable

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of KKR Series Trust, (ii) she is a Trustee of KKR Series Trust and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Suzanne Donohoe
Suzanne Donohoe
Trustee, KKR Series Trust